EXHIBIT 99.1

Statoil ASA: Election to Statoil's board of directors

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) on 6 June 2017 Jon Erik Reinhardsen was elected as new chair of Statoil's board of directors.

Chair of the board Øystein Løseth had informed the nomination committee that he did not wish to stand for re-election in 2017, as he wants to return to a career seeking more operational positions. Roy Franklin was re-elected as deputy chair and Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Maria Johanna Oudeman and Jeroen van der Veer as members of the board of directors.

Jon Erik Reinhardsen has been the Chief Executive Officer of Petroleum Geo-Services (PGS) since 2008. Reinhardsen will leave his position in PGS as of 31 August 2017, and has been elected as new chair of the Statoil board from 1 September 2017 and until the ordinary election of shareholder-elected members to the board of directors in 2018. The corporate assembly endorsed that the deputy chair of the board, Roy Franklin, will function as the acting chair of the board in an interim period from 1 July, when Løseth leaves the board of directors, and until and including 31 August.

The re-election of Roy Franklin, Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Maria Johanna Oudeman and Jeroen van der Veer enters into effect from 1 July 2017 and until the ordinary election of shareholder-elected members to the board of directors in 2018. All candidates were elected in accordance with the proposal from the nomination committee.

Furthermore, the corporate assembly re-elected Ingrid Di Valerio and Stig Lægreid as employee-elected members of Statoil's board of directors. Per Martin Labråthen was elected as a new employee-elected member. Hans Einar Haldorsen, Per Steinar Stamnes and Jorunn Birkeland (with this priority) were elected as deputy members for the employee-elected board members.

The employee-elected members to the board of directors enters into effect from 8 June 2017 and until the ordinary election of employee-elected members to the board of directors in 2019.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.